UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: November 26, 2003

                         Commission File Number 01-18898

                                   ROYAL AHOLD
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                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
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                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X             Form 40-F
                              ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                       No    X
                        ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On November 26, 2003, Koninklijke Ahold N.V. ("Ahold" or the "Company") issued a press release announcing that its shareholders had adopted all agenda items at its Annual General Meeting of Shareholders. A copy of the press release is attached hereto as Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ROYAL AHOLD


                                    /s/ H.R. Ryopponen
                                   -------------------------------------------
Date:  November 28, 2003           By:      H.R. Ryopponen
                                   Title:   Executive Vice President and CFO

                                LIST OF EXHIBITS



The following exhibits have been filed as part of this Form 6-K:


Exhibit   Description
-------   -----------

99.1 Ahold press release, dated November 26, 2003, announcing that its shareholders had adopted all agenda items at its Annual General Meeting of Shareholders